September 2, 2016

September 16, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the quarterly period ended June 30, 3016
Filed August 4, 2016
Form 8-K furnished on August 3, 2016
File No. 000-52049

Dear Ms. Collins:

Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to the September 2, 2016 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company. The comments relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and the Company’s Form 8-K furnished on August 3, 2016. For your convenience, the Staff’s comments are repeated below in italicized print. The Company’s responses (the “Responses” and, each, a “Response”) are provided below each comment. The Responses are based solely on the inquiry that the Company has conducted and materials it has reviewed as of September 16, 2016 in response to the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Result s of Operations, page 32

1. In your Financial Analyst and Investor Day presentation held June 9, 2016 and earnings call held August 3, 2016, you discuss the number of subscribers on your personal cloud platform. Please tell us what consideration you have given to disclosing this metric and discussing any related trends in your Management's Discussion and Analysis section. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, consider Section 111.B of SEC Release No. 33-8350.

Response to Comment 1:

The Company has considered Item 303(a)(3)(ii) of Regulation S-K and Section 111.B of SEC Release No. 33-8350 and does not believe that additional information is required in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") with respect to the number of subscribers on our personal cloud platform.

The cloud subscribers are not an indicator of the Company's cloud revenue trends or results because they are not necessarily indicative of the associated revenues. The Company's contract terms with customers are based on various tiers depending on the number of subscribers, which can vary in ranges. The rationale in disclosing the number of subscribers in the Financial Analyst and Investor Day presentation held June 9, 2016 and earnings call held August 3, 2016 was to present that the usage of the Company's personal cloud is growing.

September 2, 2016

While the Company has disclosed information regarding its cloud subscribers during the earnings call, its intention was to provide investors with volume-based insight into the recent activity of the business. Accordingly, the Company believes that the omission of the number of cloud subscribers would not render the MD&A misleading, nor would it necessarily be indicative of expected revenue trends.

Revenues, page 33

2. You disclose that AT&T and Verizon in the aggregate accounted for 75% of your revenues for the year ended December 31, 2015. In future filings, please revise your Management's Discussion and Analysis or Business sections to provide a narrative summary of the significant terms of any material agreements with either customer. Additionally, tell us what consideration you have given to filing as exhibits any agreements with Verizon. See Item 601(b)(10) of Regulation S-K.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment. In future periodic reports, the Company will include a narrative summary of the significant terms of any material agreements with AT&T or Verizon.

With respect to filing of its agreements with Verizon as exhibits, the Company carefully considered the requirements of Item 601(b)(10) and believes that such agreements are not required to be filed. Over the year, the Company has entered into several separate agreements with Verizon, each of which the Company believes to be of the type that ordinarily accompanies the kind of business conducted by the Company and therefore deemed under Item 601(b)(10)(ii) to be made in the ordinary course of business.

The Company acknowledges that a contract made in the ordinary course of business must nevertheless be filed under Item 601(b)(10)(ii)(B) if it is one upon which the Company’s business is substantially dependent. In this regard, the Company respectfully advises the Staff that it does not believe that any individual contract between it and Verizon is one upon which the Company’s business is substantially dependent. Accordingly, the Company respectfully submits that none is required to be filed under Item 601(b)(10).

The Company acknowledges that if any of its agreements with Verizon in the future were to become material to the Company, then it would file such agreement, subject to confidential treatment to the extent permitted under applicable regulations, as an exhibit to its next Form 10-Q or Form 10-K relating to the reporting period in which such agreement became material to the Company.

Exhibits and Financial Statement Schedules, page 96

3. According to your disclosure on page 51 of your Schedule 14A, on January 1, 2015 you entered into employment agreements with each of your named executive officers other than Mr. Schuette. Please tell us why these have not been filed as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response to Comment 3:

The Company respectfully advises the Staff that it has filed all employment agreements that were required to be filed in accordance with Item 601(b)(10)(iii) of Regulation S-K. Specifically, the Company filed the current employment agreements with Mr. Waldis, Ms. Rosenberger and Mr. Garcia with the Company's Form 10-K for the fiscal year ended December 31, 2014 and the current employment agreement with Mr. Rizer in the Company's Form 10-Q for the quarterly period ended March 31, 2015.

September 2, 2016

Form 10-Q for the quarterly period ended June 30.2016

Notes to Condensed Consolidated Financial Statements

Note 12. Legal Matters, page 21

4. We note your disclosure that the former shareholders of Miyowa have filed an appeal with the Court of Appeals appealing the Court's dismissal of all claims. We refer you to prior comment 3 issued in our comment letter dated July 21, 2015 and your response filed August 17, 2015 in which you stated that you would include a statement in future filings disclosing either an estimate of the additional loss or range of loss, or state that such an estimate cannot be made, for the matter. Although we note this disclosure was included in your Forms 10-Q for the fiscal quarters ended June 30, 2015 and September 20, 2015, it has since been removed please note that this disclosure should continue to be included until the matter has reached final resolution.

Response to Comment 4:

In response to the Staff’s comment, the Company acknowledges that the following disclosure, "due to the inherent uncertainties of litigation, the Company cannot predict the outcome of the lawsuit or estimate any potential loss if the outcome is adverse to the Company," related to the Miyowa SA matter was inadvertently removed. In future filings, the Company will include the removed disclosure and will continue to evaluate whether any potential loss or range of loss can be estimated.

Form 8-K furnished on August 3. 2016

5. We note under the "Second Quarter and Recent Business Highlights" section that you disclose the amount and percentage of cloud services revenue included in non-GAAP revenue and the percentage growth but you do not provide this information as it relates to GAAP revenue. We also note that you present quarterly free cash flow in this section without presenting the comparable GAAP measure. This is inconsistent with Question I 02.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 ("the updated C&DIs"). Please revise in future filings.

Response to Comment 5:

The Company acknowledges the Staff's comment and respectfully advises the Staff that in future earnings releases, based on the guidance in Question 102.10 of the non-GAAP C&DIs, the Company will present, "the most directly comparable GAAP measure with equal or greater prominence" in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

6. In your reconciliation of non-GAAP net income for diluted EPS, you present your non-GAAP adjustments "net of tax" which is inconsistent with Question 102.11 of the updated C&DIs. Please revise your presentation in future filings to show income taxes as a separate line item adjustment that is clearly explained.

Response to Comment 6:

The Company acknowledges the Staff's comment and respectfully notes that in future filing the Company will remove the sections that show the non-GAAP adjustments net of tax and will show non-GAAP income taxes as a separate line item adjustment that is clearly explained in accordance with Question 102.11 of the updated C&DIs.

September 2, 2016

* * * *
In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•    it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,
/s/ Ronald J. Prague
Ronald J. Prague
Executive Vice President and General Counsel